October 30, 2024

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the Common Shares of Beneficial Interest, of Calamos S&P 500 Structured Alt Protection ETF – November a series of Calamos ETF Trust, under the Exchange Act of 1934.

Sincerely,

